UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)
Date	August 30, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

POLL RESULTS OF THE 2021 SECOND EXTRAORDINARY GENERAL MEETING HELD ON 27 AUGUST 2021

The Board hereby announces the poll results of the EGM held in Shanghai, the PRC on Friday, 27 August 2021.

References are made to (1) the notice dated 12 July 2021 (the “Notice”) regarding the 2021 second extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”); (2) the circular of the Company dated 23 July 2021 (the “Circular”) in relation to, among others, (i) the details of the adjustment to the annual caps for the Continuing Connected Transactions of the Exclusive Operation of Passenger Aircraft Cargo Business; (ii) the letter from the Independent Board Committee; (iii) the letter of advice from the Independent Financial Adviser; and (iv) other information required under the Hong Kong Listing Rules; and (3) the meeting materials (the “Meeting Materials”) of the Company published on 2 August 2021 regarding the EGM.

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Notice and the Circular.

POLL RESULTS OF THE EGM

The EGM was held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC (中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室) on Friday, 27 August 2021. Shareholders of the Company representing 3,994,373,256 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

As at the date of the EGM, the aggregate number of Shares in issue of the Company was 16,379,509,203, including 11,202,731,426 A Shares and 5,176,777,777 H Shares. As disclosed in the Circular, CEA Holding, together with parties acting in concert with it (including CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding), and Li Yangmin (a director of CEA Holding), holding 8,156,483,960 Shares of the Company in aggregate) were required to abstain and have abstained from voting in respect of the resolution proposed at the EGM.

As such, the aggregate number of Shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting on the ordinary resolution was 8,223,025,243 Shares, representing approximately 50.20% of the Company’s total share capital in issue. Saved as disclosed above, there were no Shares entitling the Shareholders to attend the EGM and abstain from voting in favour of the resolution proposed at the EGM as set out in Rule 13.40 of the Hong Kong Listing Rules.

Each resolution proposed for approval at the EGM was taken by poll.

PricewaterhouseCoopers, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolution proposed for approval at the EGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)

		For	Against	Abstain

RESOLUTION

1.	Ordinary resolution: “THAT, to consider and approve the “Resolution in Relation to the Adjustment to the Estimated Caps for the Daily Connected Transaction of the Exclusive Operation of Freight Business for Passenger Aircraft between the Company and China Cargo Airlines for 2021 and 2022”.”	3,993,659,156 (99.9821%)	638,050 (0.0160%)	76,050 (0.0019%)

*

The percentage of voting is based on the total number of Shares held by Shareholders of the Company present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, the ordinary resolution was passed by more than one-half of the votes.

Note:

The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

27 August 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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